[CEDAR GROUP LOGO]


















                                                         [GLOBE]

                                                    ANNUAL REPORT 1995

        CEDAR GROUP, INC.                            CHAIRMAN'S LETTER

[PHOTO]


FINANCIAL OVERVIEW

     Fiscal 1995 was a year of extraordinary expansion for Cedar Group, Inc. Most importantly, the growth in revenues and in corporate activities was achieved in the pursuit of our corporate mission. Principally, the company's revenues grew by over 100% and Cedar completed the acquisition of Steen Contractors Limited. For the fiscal year ended September 1995, sales were $155.8 million compared with $68.0 million in 1994. The increase was attributable to the inclusion of the revenues of Dominion Bridge for a full year as compared to seven months in 1994, to the inclusion of Steen since April 1, 1995 and to strong internal growth.

     As a result of the backlog of contracts booked in 1995 to be completed over the next two years and to our subsequent acquisition of McConnell Dowell, we are confident that Cedar will more than double its revenues for fiscal 1996.

     Earnings in 1995 were $2.02 million or $0.11 per share fully diluted as compared to $416,000 or $0.03 a share for the previous year. Operating earnings, as measured by earnings before interest, taxes, depreciation and amortization (EBITDA), rose from $3.5 million in 1994 to $7.5 million in 1995.

CORPORATE MISSION

     Cedar's corporate mission is to become a world-scale provider of infrastructure projects in target markets. Cedar's strategy is to finance (F), build (B), own and operate (O) and transfer (T) its projects.

     Cedar believes that it can differentiate itself by bringing value added to FBOT projects through technology, management skill, and innovative financing.

     Today it is clear that in any industrialized country, the infrastructure is very much in need of rebuilding and in the developing world, it has yet to be built. Both worlds have the same common problem, a lack of capital and a lack of profitable technology. The FBOT concept, combined with advanced technology will provide the market with a one-stop shopping solution. This approach gets the job done and Cedar will be in that market, providing the solutions whether it implements it single handedly using its delivery capability, or in joint ventures with major industrial partners.

LOOKING AHEAD

     In recognition of Dominion Bridge and its history and tradition, Cedar proposes, subject to the approval of its shareholders at the 1996 annual meeting, changing its name to Dominion Bridge Corporation. In the coming year, we look forward to completing the implementation of our business strategy and to consolidating the synergies among our units. We look forward to an exciting year of managing growth at the new Dominion Bridge Corporation.

/s/ Michel L. Marengere

Michel L. Marengere

Chairman of the Board
and Chief Executive Officer

           CEDAR GROUP, INC.                            FINANCIAL HIGHLIGHTS

                                                                    YEAR ENDED SEPTEMBER 30
                                                                -------------------------------
                                                                  1995        1994        1993
                                                                --------     -------     ------
                                                                (In thousands of U.S. dollars,
                                                                    except per share data)
Sales.......................................................    $155,750     $67,959     $7,003
                                                                ========     =======     ======
Cost of Sales...............................................     139,407      59,295      4,755
Selling, general and administrative expenses................      15,433       8,107      2,488
                                                                --------     -------     ------
                                                                 154,840      67,402      7,243
                                                                --------     -------     ------
Profit (loss) from operations...............................         910         557       (240)
Interest expense, net.......................................        (406)       (341)      (230)
Income from operations of joint venture.....................       2,165          --         --
Other income................................................       1,236         767         --
                                                                --------     -------     ------
Income before income taxes and minority interest............       3,905         983       (470)
                                                                --------     -------     ------
Income taxes
  Current...................................................        (300)         70         --
  Deferred..................................................       1,993         230         --
                                                                --------     -------     ------
                                                                   1,693         300         --
                                                                --------     -------     ------
Income before minority interest.............................       2,212         683       (470)
Minority interest -- dividends on preferred shares..........         (70)       (248)        --
Minority interest -- common stock...........................        (122)        (19)        --
                                                                --------     -------     ------
NET INCOME..................................................    $  2,020     $   416     $ (470)
                                                                ========     =======     ======
NET INCOME PER COMMON SHARE AND COMMON SHARE EQUIVALENT
  Primary...................................................        0.14        0.05      (0.14)
  Fully diluted.............................................        0.11        0.03      (0.14)
                                                                ========     =======     ======

                                 ERNST & YOUNG

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders
Cedar Group, Inc.

     We have audited the accompanying consolidated balance sheets of Cedar Group, Inc. as of September 30, 1995 and 1994, and the related consolidated statements of operations, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.

     An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Cedar Group, Inc. as at September 30, 1995 and 1994, and the consolidated results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

Ernst & Young

Montreal, Canada
December 20, 1995

                      CONSOLIDATED STATEMENT OF OPERATIONS

                                                                     YEAR ENDED SEPTEMBER 30
                                                                    -------------------------
                                                                       1995           1994
                                                                    ----------     ----------
                                                                      (IN THOUSANDS OF U.S.
                                                                    DOLLARS, EXCEPT PER SHARE
                                                                              DATA)
Sales.............................................................  $  155,750     $   67,959
Cost of sales.....................................................     139,407         59,295
Selling, general and administrative expenses......................      15,433          8,107
                                                                    ----------     ----------
                                                                       154,840         67,402
Profit from operations............................................         910            557
Interest expense, net.............................................        (406)          (341)
Income from operations of joint venture...........................       2,165         --
Other income......................................................       1,236            767
                                                                    ----------     ----------
Income before income taxes and minority interest..................       3,905            983
                                                                    ----------     ----------
Income taxes
  Current.........................................................        (300)            70
  Deferred........................................................       1,993            230
                                                                    ----------     ----------
                                                                         1,693            300
                                                                    ----------     ----------
Income before minority interest...................................       2,212            683
Minority interest -- dividends on preferred shares................         (70)          (248)
Minority interest -- common stock.................................        (122)           (19)
                                                                    ----------     ----------
Net income........................................................  $    2,020     $      416
                                                                    ==========     ==========
Net income per common share and common share equivalent
  Primary.........................................................        0.14           0.05
  Fully diluted...................................................        0.11           0.03
Weighted average number of common shares and common share
  equivalents outstanding
  Primary.........................................................  14,929,000      8,912,000
  Fully diluted...................................................  17,688,000     12,064,000

                             See accompanying notes

                           CONSOLIDATED BALANCE SHEET

                                                                           AS AT SEPTEMBER 30
                                                                           -------------------
                                                                            1995        1994
                                                                           -------     -------
                                                                            (IN THOUSANDS OF
                                                                              U.S. DOLLARS)
ASSETS
Current assets
Cash.....................................................................  $ 4,765     $ 5,578
Term deposits collateralizing bank indebtedness..........................    1,688       --
Investments..............................................................    2,779       1,039
Accounts receivable, net of allowances of $1,138 in 1995 and $477 in
  1994...................................................................   44,169      21,872
Inventories..............................................................   12,746       8,293
Prepaid expenses and other assets........................................    1,822       2,509
Current portion of assets transferred under contractual arrangements.....    --            739
Due from an officer......................................................    --            565
Advances to shareholders.................................................      501       --
                                                                           -------     -------
Total current assets.....................................................   68,470      40,595
                                                                           -------     -------
Property, plant and equipment, net.......................................   20,661      24,957
Advances to a shareholder................................................      697         781
Assets of business transferred under contractual arrangements [preferred
  shares]................................................................    3,640       3,792
Pension assets...........................................................    1,619       2,053
Other assets.............................................................    1,312       --
                                                                           -------     -------
                                                                           $96,399     $72,178
                                                                           =======     =======
                                      4



                                                                            1995         1994
                                                                            ----         ----
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
Bank indebtedness........................................................  $ 1,688       --
Notes payable -- bank....................................................    5,000       --
Accounts payable.........................................................   31,075      15,764
Accrued expenses.........................................................      916       2,034
Customer advances........................................................    6,062       5,561
                                                                           -------     -------
Total current liabilities................................................   44,741      23,359
                                                                           -------     -------
Advances from unincorporated joint venture...............................      750       --
Note payable.............................................................      488       --
Deferred income taxes....................................................    5,994       4,984
Accrued post-retirement benefits other than pensions.....................      522         518
Minority interest........................................................   10,161      15,464
Stockholders' equity
Preferred stock, $0.001 par value; 5,000,000 shares authorized, none issued
Common stock, $0.001 par value; 20,000,000 shares authorized; issued and
  outstanding:14,990,188 shares in 1995 and 13,507,918 shares in 1994....       15          13
Additional paid-in capital...............................................   36,345      31,927
Deficit..................................................................     (874)     (1,860)
Cumulative translation adjustment........................................      142        (342)
                                                                           -------     -------
                                                                            35,628      29,738
Subscription receivable..................................................   (1,885)     (1,885)
                                                                           -------     -------
Total stockholders' equity...............................................   33,743      27,853
                                                                           -------     -------
                                                                           $96,399     $72,178
                                                                           =======     =======
Commitments and contingencies [note 12]

                             See accompanying notes

                      CONSOLIDATED STATEMENT OF CASH FLOWS

                                                                      YEAR ENDED SEPTEMBER 30,
                                                                      ------------------------
                                                                        1995            1994
                                                                      --------         -------
                                                                       (In thousands of U.S.
                                                                              dollars)
CASH FLOW FROM OPERATING ACTIVITIES
Net income (loss).................................................    $  2,020         $   416
Adjustments to reconcile net loss to net cash provided by (used for) operating activities
Depreciation and amortization.....................................       3,217           2,224
Common stock issued for services..................................         170           --
Deferred income tax...............................................       1,993             230
Deferred pension cost.............................................         434           --
Gain on sale of assets............................................        (689)           (210)
Others -- net.....................................................         300            (263)
Income from operations of a joint venture.........................      (2,165)          --
Advances from a joint venture.....................................       1,189           --
(Increase) decrease in accounts receivable........................     (10,797)         (6,594)
(Increase) decrease in prepaid expenses and other assets..........         806             629
(Increase) decrease in inventories................................      (3,148)          2,390
(Decrease) increase in accounts payable...........................       5,660          (1,529)
(Decrease) increase in customer advances..........................      (3,263)         (5,132)
                                                                      --------         -------
Net cash used in operating activities.............................      (4,273)         (7,839)
                                                                      --------         -------
CASH FLOW FROM INVESTING ACTIVITIES
Decrease (increase) in investments................................       2,696          (1,169)
Decrease (increase) in term deposits..............................      (1,688)          --
Cash consideration paid for acquired businesses...................      (4,476)         (4,550)
Cash of acquired businesses.......................................         544           --
Purchase of minority interest of subsidiaries.....................      (8,298)          --
Repayment by (advance to) divested businesses.....................         739            (902)
Repayment by (advance to) to a shareholder........................        (417)         (1,734)
Repayment by (advance to) to an officer...........................         565            (565)
Cash payment for purchase of equipment............................         (10)            (94)
Proceeds from sale of property and equipment......................       2,152             604
                                                                      --------         -------
Net cash provided by (used in) investing activities...............      (8,193)         (8,410)
                                                                      --------         -------
                                      6



CASH FLOW FROM FINANCING ACTIVITIES
Proceeds from issuance of common stock............................       3,493          10,901
Proceeds from exercise of warrants................................         757          13,195
Proceeds from exercise of options.................................       --                303
Net repayments on line of credit..................................       --             (3,408)
Issue of preferred shares of subsidiary to minority interest......       --                200
Bank Indebtedness.................................................       1,688           --
Note payable......................................................         488           --
Note payable-Bank.................................................       5,000           --
Payment of other obligations......................................       --               (592)
                                                                      --------         -------
Net cash provided by financing activities.........................      11,426          20,599
                                                                      --------         -------
Effect of foreign exchange rate changes on cash...................         227              93
                                                                      --------         -------
Net change in cash................................................        (813)          4,443
Cash, at beginning of year........................................       5,578           1,135
                                                                      --------         -------
Cash, at end of year..............................................    $  4,765         $ 5,578
                                                                      ========         =======

                                                                      YEAR ENDED SEPTEMBER 30,
                                                                        1995            1994
                                                                      --------         -------
                                                                       (In thousands of U.S.
                                                                              dollars)
Supplemental cash flow information
Cash paid during the year for:
  Interest........................................................    $    406         $   341
  Taxes...........................................................         310           --
                                                                      --------         -------
Non-cash investing and financing activities
Issuance of common stock for acquisition of businesses
  Fair value of assets acquired [net of cash acquired]............       --              2,771
  Liabilities assumed and minority interest.......................       --              1,721
                                                                      --------         -------
Net assets acquired...............................................       --              1,050
Cash outlays......................................................       --                800
                                                                      --------         -------
Issuance of common stock for acquisitions.........................       --                250
                                                                      ========         =======
Preferred shares received on transfer of assets of divested
  businesses
  Fair value of net assets divested...............................       --              4,531
  Cash received...................................................       --                739
                                                                      --------         -------
Preferred shares of the acquired of divested businesses...........       --              3,792
                                                                      ========         =======
Issuance of common stock for services.............................         170           --
                                                                      --------         -------
Issuance of common stock in repayment of debt.....................       --                 66
                                                                      --------         -------

                             See accompanying notes

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                       YEAR ENDED SEPTEMBER 30, 1994
                                ---------------------------------------------------------------------------
                                                           ADDITIONAL             CUMULATIVE
                                               COMMON       PAID-IN               TRANSLATION  SUBSCRIPTION
                                 SHARES     STOCK AMOUNT    CAPITAL     DEFICIT   ADJUSTMENT    RECEIVABLE
                                ---------   ------------   ----------   -------   ----------   ------------
                                                      (In thousands of U.S. dollars)
Balance at September 30,
  1993........................  5,544,532       $  5        $  7,220    $(2,276)    $  (21)      $ (1,885)
Issuance of common stock upon
  exercise of options.........    162,500          1             302      --         --            --
Issuance of common stock upon
  exercise of warrants........  3,591,706          4          13,191      --         --            --
Issuance of common stock for
  Unimetric Corp..............     88,968      --                250      --         --            --
Issuance of common stock for
  stock issue expenses........    295,000      --             --          --         --            --
Issuance of common stock
  through private placement...  3,684,346          3          10,898      --         --            --
Issuance of common stock in
  repayment of debt...........    140,866      --                 66      --         --            --
Translation adjustments, net
  of income taxes of $0.......     --          --             --          --          (321)        --
Net income for the year.......     --          --           -- 416        --         --
                                ---------        ---         -------    -------      -----        -------
Balance at September 30,
  1994........................  13,507,918      $ 13        $ 31,927    $(1,860)    $ (342)      $ (1,885)
                                =========        ===         =======    =======      =====        =======

                                                       YEAR ENDED SEPTEMBER 30, 1995
                                ---------------------------------------------------------------------------
                                                           ADDITIONAL             CUMULATIVE
                                               COMMON       PAID-IN               TRANSLATION  SUBSCRIPTION
                                 SHARES     STOCK AMOUNT    CAPITAL     DEFICIT   ADJUSTMENT    RECEIVABLE
                                ---------   ------------   ----------   -------   ----------   ------------
                                                      (In thousands of U.S. dollars)
Balance at September 30,
  1994........................  13,507,918      $ 13        $ 31,927    $(1,860)    $ (342)      $ (1,885)
Issuance of common stock upon
  conversion of Dominion
  Bridge, Inc. Class A
  preferred shares............    643,200          1           2,848      --         --            --
Issuance of common stock upon
  conversion of Unimetric
  Corporation preferred
  shares......................    409,207          1           1,149      --         --            --
Issuance of common stock upon
  exercise of warrants........    284,863      --                741      --         --            --
Issuance of common stock for
  services rendered...........     45,000      --                170      --         --            --
Issuance of common stock for
  stock issue expenses........     90,000      --             --          --         --            --
Issuance of common stock upon
  exercise of warrants........     10,000      --                 16      --         --            --
Share issue costs.............     --          --               (506)     --         --            --
Settlement on acquisition of
  Minority Interest (note 3
  ii).........................     --          --             --         (1,034)     --            --
Translation adjustments, net
  of income taxes of $0.......     --          --             --          --           484         --
Net income for the year.......     --          --             --          2,020      --            --
                                ---------        ---         -------    -------      -----        -------
Balance at September 30,
  1995........................  14,990,188      $ 15        $ 36,345    $  (874)    $  142       $ (1,885)
                                =========        ===         =======    =======      =====        =======

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All dollar figures are in thousands of U.S. dollars unless otherwise indicated)

SEPTEMBER 30, 1995

1.   NATURE OF OPERATIONS

     Cedar Group Inc., a Delaware corporation registered in Conshohocken, Pennsylvania, with executive offices in Montreal, Canada, specializes in international engineering, infrastructure development and project management and in the manufacture and distribution of specialty industrial and aerospace fasteners.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     These consolidated financial statements have been prepared by management in accordance with accounting principles generally accepted in the United States, the most significant of which are outlined below. These principles require the use of estimates to measure the financial effects of past transactions or events and the present status of assets and liabilities.

PRINCIPLES OF CONSOLIDATION

     The financial statements include the accounts of the Company and its subsidiaries. All significant intercompany accounts and transactions have been eliminated in the consolidation.

CASH AND INVESTMENTS

     Cash includes short-term deposits with terms less than 90 days.

     Short-term deposits with terms longer than 90 days are stated at cost which approximate fair market value.

CONSTRUCTION CONTRACTS

     Income on construction contracts is recognized on the percentage of completion basis. Provisions for anticipated losses on uncompleted contracts are made in the period in which losses are first determinable. Included in accounts receivable are unbilled receivables related to these contracts of $5,898 and $2,694 at September 30, 1995 and 1994 respectively.

INVENTORIES

     Work in process related to construction contracts is stated at accumulated costs less amounts charged to income based on the percentage of completion of individual contracts. Raw materials are stated at the lower of cost (first-in, first-out) or replacement cost. Finished goods comprise steel and steel hardware products held for sale and are stated at the lower of cost (first-in, first-out) or net realizable value.

INVESTMENT IN UNINCORPORATED JOINT VENTURE

     The Company's investment in an unincorporated joint venture is accounted for by the equity method whereby the investment is initially recorded at cost and the carrying value adjusted thereafter to include the Company's pro rata share of earnings less drawings received. The company recognized its share of the unincorporated joint venture's income from acquisition, April 1, 1995 to September 30, 1995.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All dollar figures are in thousands of U.S. dollars unless otherwise indicated)

SEPTEMBER 30, 1995

PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment, including assets that were acquired under capital leases, are stated at cost. Maintenance and repairs are charged to expense as incurred. When assets are sold or otherwise disposed of, the cost and related accumulated depreciation are removed from their respective accounts and the resulting gain or loss is reflected in current operations. Depreciation is computed on the straight-line method over the estimated useful lives of the assets, generally five to seven years for machinery and equipment and forty years for buildings.

PENSION COSTS

     The Company maintains defined benefit pension plans which cover substantially all of its Canadian employees. Pension plan obligations are valued using the projected benefit actuarial method and best estimate assumptions. Pension plan assets are valued at market-related values.

POST-RETIREMENT BENEFITS OTHER THAN PENSIONS

     The Company accrues for benefits such as health care and life insurance coverage that retired employees are entitled to. The obligation is adjusted on an annual basis to reflect the expected cost of providing post-retirement benefits during the years an employee renders service.

TRANSLATION OF FOREIGN CURRENCIES AND FOREIGN EXCHANGE CONTRACTS

     All assets and liabilities of the Company's subsidiaries operating outside the United States are translated into U.S. dollars using current exchange rates and income statement items are translated using weighted average exchange rates for the year. The resulting translation adjustment is included as a component of stockholders' equity. Other foreign currency transaction gains and losses are included in determining net income.

     The Company uses forward foreign exchange contracts primarily to offset the effects of foreign currency fluctuations related to foreign-denominated receivables and payables transactions and also to hedge firm sale and purchase commitments. Gains or losses on forward foreign exchange contracts which hedge an identifiable foreign currency commitment are deferred and recognized as the related transactions are settled. Gains or losses on all other forward foreign exchange contracts, both realized and unrealized, are recognized in determining net income as incurred.

INCOME TAXES

     The Company accounts for income taxes under the liability method. Deferred taxes reflect the tax consequences on future years of differences between the tax bases of assets and liabilities and their financial reporting amounts.

NET INCOME PER SHARE

     Primary net income per common share is computed by dividing the income applicable to common shares by the weighted average number of shares of common stock outstanding and common stock equivalents including the dilutive effect of options and warrants from the date of grant.

     Net income per common share on a fully diluted basis assumes that convertible preferred shares were converted to common stock at either the beginning of each year or the date of issuance.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All dollar figures are in thousands of U.S. dollars unless otherwise indicated)

SEPTEMBER 30, 1995

3.   ACQUISITIONS AND DIVESTED BUSINESSES

(I) ACQUISITION OF STEEN CONTRACTORS LIMITED

     Effective April 1, 1995, the Company acquired 75% of the common stock of Steen Contractors Limited ("Steen"), a Canadian Company engaged in construction services provided in Canada. The acquisition has been accounted for by the purchase method and earnings have been included in the results of operations from the date of the acquisition.

     The total cost of the acquisition was allocated to the net assets acquired on the basis of their fair value as follows:

Current assets...................................................................    $18,505
Fixed assets.....................................................................        255
Other assets.....................................................................      1,235
                                                                                     -------
Total assets.....................................................................     19,995
                                                                                     -------
Current liabilities..............................................................     12,056
Other liabilities................................................................      1,726
                                                                                     -------
Total liabilities................................................................     13,782
                                                                                     -------
Net assets.......................................................................      6,213
Common shares held by minority shareholders at book value........................      1,737
                                                                                     -------
NET CASH CONSIDERATION PAID......................................................    $ 4,476
                                                                                     =======

     The acquisition was financed by a term loan from Bankers Trust maturing October 31, 1995.

     The Company is required to purchase the remaining common shares of Steen in two installments. The first installment amounting to 15% of Steen's outstanding shares are to be acquired on May 1, 1996 at a price equal to the net book value per share of Steen on December 31, 1995. The final installment, amounting to the remaining 10% of Steen's outstanding shares is to be purchased on May 1, 1997 at a price equal to the net book value per share of Steen on December 31, 1996.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All dollar figures are in thousands of U.S. dollars unless otherwise indicated)

SEPTEMBER 30, 1995

(II) Acquisition of Dominion Bridge, Inc.

     Effective March 9, 1994, the Company acquired from United Dominion Industries Limited ("UDIL") 85% of the common stock of Dominion Bridge Inc. ("DB"), a Canadian company engaged in construction and engineering services provided in Canada and Asia. The acquisition has been accounted for by the purchase method and earnings have been included in the results of operations from the date of the acquisition.

     The total cost of the acquisition was allocated to the net assets acquired on the basis of their fair value as follows:

Current assets...................................................................    $23,381
Fixed assets.....................................................................     25,632
Other assets.....................................................................      3,525
                                                                                     -------
Total assets.....................................................................     52,538
Current liabilities..............................................................     23,765
Other liabilities................................................................     10,604
                                                                                     -------
Total liabilities................................................................     34,369
Net assets.......................................................................     18,169
Preferred and common shares held by a minority shareholder.......................     14,419
                                                                                     -------
Net cash consideration paid......................................................    $ 3,750
                                                                                     =======

     The acquisition was financed from existing cash holdings.

     The Cdn. $18,338 Class "A" Preferred Shares bearing a cumulative dividend of 7.5%, to be held by UDIL in DB are convertible into the Company's common stock at a rate of Cdn. $6.00 per share. UDIL shall have registration rights with respect to such shares after 12 months from the date of issuance. The Company has a call option after two years to purchase (or to cause DB to redeem) the Class "A" Preferred Shares at the rate of Cdn. $2,000 per year. UDIL will also have a put option whereby after two years UDIL shall have the right to put the Class "A" Preferred Shares to DB at a rate of Cdn. $2,000 per year. The Company also shall have the right on any day that the market value of the Company's common stock equals or exceeds Cdn. $8.00 to exchange all or any part of the Class "A" Preferred Shares held by UDIL for shares of the Company's stock at a specified exchange rate. The minimum conversion value must equal the initial face value of the Class "A" Preferred Shares plus a 15% premium. In the event that the Company issues common equity into the public markets
(registered public equity offerings), the cash proceeds are required to be utilized in the first instance to pay off one-third of UDIL's remaining
Class "A" Preferred Shares.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All dollar figures are in thousands of U.S. dollars unless otherwise indicated)

SEPTEMBER 30, 1995

     On October 21, 1994 the Company agreed to acquire the minority holdings of common and Class "A" preferred shares of DB held by UDIL. The agreement provides that these interests would be acquired for cash payments of Cdn. $18,000, the transfer of assets having a book value of Cdn. $1,368 and the waiver of the preferred dividend requirement for the Company's 1994 fourth quarter. As of September 30, 1995 the Company has paid Cdn. $8,300, transferred the assets and received all of the common shares of DB held by UDIL and Cdn. $8,786 face value of preferred shares. The remaining balance of preferred shares of DB held by UDIL may be purchased by the Company at face value plus a 15% premium at any time to March 31, 1995. All other conditions applicable to the Class "A" Preferred Shares remain in effect. On December 18, 1995 the Company accepted the offer of UDIL to acquire all remaining preferred shares of DB and the waiver of all claims and dividends for aggregate consideration of Cdn. $11,000 (U.S. $8,200) consisting of a cash payment of Cdn. $4,500 and the issue of up to 1,158,334 common shares of the Company to realize Cdn. $6,500. The book value of these minority interests at September 30, 1995 was $7,166. The excess of the final settlement of $8,200 over the book value of $7,166 has been charged as a capital transaction in the statement of stockholder's equity at September 30, 1995 and an increase in minority interest in the amount of $1,034.

     The cash payment of $4,500 was paid with funds raised by the issuance of preferred shares of a newly incorporated subsidiary which are convertible into the Company's common stock.

(III)Acquisition of Unimetric Corporation

     Effective January 1, 1994, the Company acquired from Ateliers de la Haute-Garonne ("AHG") 70% of the common stock of Unimetric Corporation ("Unimetric"), a United States manufacturer of specialty fasteners for the aerospace and industrial markets. The acquisition has been accounted for by the purchase method and earnings have been included in the results of operations from the date of the acquisition.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All dollar figures are in thousands of U.S. dollars unless otherwise indicated)

SEPTEMBER 30, 1995

The total cost of the acquisition was allocated to the net assets acquired on the basis of their fair value as follows:

Current assets....................................................................    $1,136
Fixed assets......................................................................     1,613
Other assets......................................................................        22
                                                                                      ------
Total assets......................................................................     2,771
Current liabilities...............................................................       539
Long-term debt....................................................................       356
                                                                                      ------
Total liabilities.................................................................       895
                                                                                      ------
Net assets........................................................................     1,876
Preferred and common shares held by a minority shareholder........................       826
                                                                                      ------
Net consideration paid............................................................    $1,050
                                                                                      ======
The acquisition was financed by:
Issuance of common shares.........................................................       250
Cash payment......................................................................       800
                                                                                      ------
                                                                                      $1,050
                                                                                      ======

     The cash payment includes $200 which was invested by the minority interest in preferred shares of Unimetric Corporation. The 409,207 preferred shares of Unimetric which have a total face value of $1,150 and a non-cumulative dividend of 4% to be held by AHG were convertible in whole into the Company's common stock on a one-for-one basis until March 12, 1995.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All dollar figures are in thousands of U.S. dollars unless otherwise indicated)

SEPTEMBER 30, 1995

(IV)Pro forma Results

     Set forth below is the Company's unaudited pro forma combined summary of operations for the years ended September 30, 1995 and 1994 as though each of the acquisitions had been made on October 1, 1993.

                                                                      1995            1994
                                                                   ----------       ---------
                                                                    (IN THOUSANDS EXCEPT PER
                                                                          SHARE DATA)
Sales............................................................  $  177,459       $ 159,162
Net income (loss)................................................       1,114          (2,292)
Per common share
  Primary........................................................        0.07           (0.26)
  Fully diluted..................................................        0.06           (0.26)
Average number of common shares and common share equivalents outstanding
  Primary........................................................  14,929,000       8,951,000
  Fully diluted..................................................  17,688,000       8,951,000

     The unaudited pro forma combined summary of operations has been prepared utilizing the historical financial statements of the Company and the acquired businesses. The unaudited pro forma combined summary of operations does not purport to be indicative of the results which actually would have been obtained if the acquisitions had been made at the beginning of the Company's 1994 year or of future results of operations.

     The unaudited pro forma combined summary of operations includes the effects of the purchase price allocation adjustments. The purchase price allocation adjustments include the adjustment of the net assets acquired to the price paid for them, including the estimated costs associated with the integration of the businesses.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All dollar figures are in thousands of U.S. dollars unless otherwise indicated)

SEPTEMBER 30, 1995

(V) Divested Businesses

     Effective July 1, 1994, the Company decided to divest the Canadian commodity fastener distribution businesses, formerly conducted by Edinov. The results of operations to June 30, 1994 are included in the consolidated statements of operations and cash flows.

     The transaction was completed on December 22, 1994 by the receipt of Cdn. $1,000 cash and Cdn. $5,135 preferred shares of the acquirer. No gain or loss was recognized on the transaction. The preferred shares bear a cumulative dividend equal to the bank prime rate at the beginning of every fiscal year where a dividend is declared and are collateralized by a pledge of Edinov's assets. These preferred shares are redeemable at varying amounts annually through 2009, commencing at Cdn. $250 in 1995 and 1996 and Cdn. $350 thereafter. The Company's ability to realize the value of the preferred shares is dependent on future operations of the divested businesses.

     At September 30, 1994 the cash portion of the consideration received of $739 is presented in current assets. The consideration applicable to the preferred shares is presented as "Assets of business transferred under contractual arrangements [preferred shares]".

4.   PROPERTY, PLANT AND EQUIPMENT

                                                                                            NET
                                                                          ACCUMULATED      BOOK
                                                               COST       DEPRECIATION     VALUE
                                                              -------     -----------     -------
1995
Land........................................................  $ 7,157       $--           $ 7,157
Building....................................................    4,079           540         3,539
Machinery and equipment.....................................   16,636         6,671         9,965
                                                              -------        ------       -------
                                                              $27,872       $ 7,211       $20,661
                                                              =======        ======       =======
1994
Land........................................................  $ 7,093       $--           $ 7,093
Building....................................................    3,589           144         3,445
Machinery and equipment.....................................   18,705         4,286        14,419
                                                              -------        ------       -------
                                                              $29,387       $ 4,430       $24,957
                                                              =======        ======       =======

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All dollar figures are in thousands of U.S. dollars unless otherwise indicated)

SEPTEMBER 30, 1995

5.   INVENTORIES

                                                                             1995        1994
                                                                            -------     ------
Raw materials...........................................................    $ 3,443     $4,252
Construction contracts, work in process.................................      6,921      2,311
Finished goods..........................................................      2,382      1,730
                                                                            -------     ------
                                                                            $12,746     $8,293
                                                                            =======     ======

6.   FINANCING ARRANGEMENTS

     DB has pledged and mortgaged all of its fixed and other assets as security for a debenture of Cdn. $100,000 held by UDIL. This debenture secures any and all indebtedness due by DB to UDIL including payments made by UDIL under letters of credit and guarantees to which UDIL is a party. The debenture provides that DB may not dispose of its land and buildings nor pledge its inventories or receivables without the consent of UDIL.

     The security interest in favor of UDIL is to be discharged upon redemption, conversion or purchase of the outstanding preferred shares of DB [see note 3II].

     As at September 30, 1995, Steen had available a $2,000 Cdn. line of credit bearing interest at prime plus .25%, none of which had been drawn during the year. The line of credit is collateralized by Steen's Book Debts.

     As at September 30, 1995, DB had available a $5,000 Cdn. line of credit bearing interest at prime plus .75%. The terms of the line of credit require that all outstanding balances be fully collateralized by cash term deposits. As at September 30, 1995 $1,688 ($2,265 Cdn.) was outstanding. Subsequent to year end DB entered into a new agreement replacing this line of credit with a $12,000 Cdn. operating loan bearing interest at prime plus 1%. The loan is collateralized by a general assignment of DB's Inventory and Book Debts.

     The highest and lowest drawings under the loan were $3,883 Cdn. and $1,598 Cdn. and the average balance outstanding during the year was $2,714 Cdn. The average rate of interest was 8.2%.

     On July 31, 1995 the Company entered into an agreement with Bankers Trust Commercial Corporation to obtain a term loan in the amount of $5,000. This loan bears interest at prime plus 2% and is collateralized by the Company's investment in its subsidiary Steen Contractors Limited. Subsequent to year end, the Company repaid the term loan at its maturity date of October 31, 1995.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All dollar figures are in thousands of U.S. dollars unless otherwise indicated)

SEPTEMBER 30, 1995

7.   ADVANCES FROM UNINCORPORATED JOINT VENTURE

     Steen, a Company's subsidiary, owns a 15% interest in an unincorporated joint venture, a mechanical contractor in the oil and gas industry.

     The Company's share of assets, liabilities, revenue, expenses, gross margin, and net earnings of this joint venture for the six month period ended September 30, 1995 are as follows:

                                                                              SEPTEMBER 30, 1995
                                                                              ------------------
Assets......................................................................        $1,608
Liabilities.................................................................         2,358
Revenue.....................................................................         8,319
Expenses....................................................................         6,400
Gross margin................................................................         1,865
Net earnings................................................................         1,919

     Steen is jointly and severally liable for all the liabilities of the joint venture.

     Steen's share, since acquisition by Cedar, of the income reported in the statement of operations consists of the following:

                                                                              SEPTEMBER 30, 1995
                                                                              ------------------
Share of net earnings.......................................................        $1,919
Technology fees.............................................................           246
                                                                                    ------
                                                                                    $2,165
                                                                                    ======

     At September 30, 1995 Steen had received cash advances of $750 in excess of income recognized, which amount is presented in long-term liabilities.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All dollar figures are in thousands of U.S. dollars unless otherwise indicated)

SEPTEMBER 30, 1995

8.   INCOME TAXES

     The provision for income taxes on income from operations comprises the following elements:

                                                                             1995        1994
                                                                            -------     ------
CURRENT
United States -- Federal................................................    $ --        $ --
United States -- State..................................................      --          --
Canada..................................................................       (300)        70
                                                                            -------     ------
                                                                               (300)        70
                                                                            -------     ------
DEFERRED
United States -- Federal................................................    $  (122)    $ --
United States -- State..................................................        (17)      --
Canada..................................................................      2,132        230
                                                                            -------     ------
                                                                              1,993        230
                                                                            -------     ------
                                                                            $ 1,693     $  300
                                                                            =======     ======

     The related income (loss) from operations before income taxes is as follows:

United States...........................................................    $(1,246)    $ (381)
Canada..................................................................      5,151      1,364
                                                                            -------     ------
                                                                            $ 3,905     $  983
                                                                            =======     ======

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All dollar figures are in thousands of U.S. dollars unless otherwise indicated)

SEPTEMBER 30, 1995

     Deferred tax liabilities and assets comprise the following elements at September 30:

                                                                             1995        1994
                                                                            -------     ------
Deferred tax liabilities
  Book over tax value of property and equipment.........................    $ 4,443     $5,674
  Pension asset.........................................................        615        788
  Operating income from joint venture...................................      1,226       --
  Completed Contracts basis.............................................      1,334       --
                                                                             ------     ------
                                                                            $ 7,618     $6,462
                                                                             ------     ------
Deferred tax assets
  OPEB obligation.......................................................    $   203     $  199
  Rationalization reserves..............................................        481        781
  Net operating loss carryforward.......................................      2,019      1,194
  Valuation allowance for operating loss carryforward...................     (1,533)      (831)
  Other -- net..........................................................        454        135
                                                                             ------     ------
                                                                              1,624      1,478
                                                                             ------     ------
Net deferred tax liabilities............................................    $ 5,994     $4,984
                                                                             ======     ======

     The difference between the Company's effective income tax rate and the statutory rate on income from operations is reconciled below:

                                                                             1995        1994
                                                                            -------     ------
Income tax expense at U.S. statutory rate...............................    $ 1,367     $  344
State tax, net of federal tax benefits..................................        234         59
Foreign income taxes at less than statutory rate........................       (155)       (35)
Operating losses without tax benefit....................................        162       --
Difference in book-tax asset basis......................................      --           (15)
Other...................................................................         85        (53)
                                                                             ------     ------
                                                                            $ 1,693     $  300
                                                                             ======     ======

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All dollar figures are in thousands of U.S. dollars unless otherwise indicated)

SEPTEMBER 30, 1995

     As at September 30, 1995, the Company had unused net operating loss carryforwards for income tax purposes which expire as follows:

                                                                             UNITED STATES FEDERAL
                                                                             ---------------------
September 30,
2006.....................................................................           $   600
2007.....................................................................             1,673
2008.....................................................................             1,465
2009.....................................................................               381
2010.....................................................................               340
                                                                                     ------
                                                                                    $ 4,459
                                                                                     ======

     The benefit of these losses has been recognized in the Company's books. For financial reporting purposes, a valuation allowance of $1,533 [1994 -- $831] has been recognized to offset the deferred tax assets related to the United States losses since the use of these losses may be severely limited by the separate return limitation year rules and change of ownership rules.

9.   BENEFIT PLANS

PENSION PLANS

     The Company maintains defined benefit pension plans covering employees at most Canadian operations. The benefits are based on an average of the employee's earnings in the years preceding retirement and on credited service. Certain supplemental unfunded plan arrangements also provide retirement benefits to specified groups of participants. The Company's funding policy for these plans is to contribute amounts sufficient to meet the minimum funding requirements of the regulatory authorities, plus any additional amounts which the Company may determine to be appropriate.

     The net pension expense for Company-sponsored pension plans consists of the following components:

                                                                            1995        1994
                                                                           -------     -------
Service cost -- benefits earned during the year........................    $   894     $   881
Interest cost on projected benefit obligation..........................      1,173       1,178
Return on plan assets..................................................     (1,280)     (1,354)
Net amortization.......................................................          8       --
                                                                           -------     -------
Net pension expense....................................................    $   795     $   705
                                                                           =======     =======

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All dollar figures are in thousands of U.S. dollars unless otherwise indicated)

SEPTEMBER 30, 1995

     The reconciliation of the funded status of pension plans is as follows:

                                                                            1995        1994
                                                                           -------     -------
Plan assets at fair value..............................................    $17,305     $18,568
Actuarial present value of projected benefit obligations...............     16,155      15,997
Plan assets in excess of projected benefit obligation..................      1,150       2,571
Unrecognized prior service cost for plan amendments....................        361       --
Unrecognized net experience loss (gain)................................        108        (518)
                                                                           -------     -------
Net pension asset recognized in the consolidated balance sheet.........    $ 1,619     $ 2,053
                                                                           =======     =======

     The weighted average of assumptions used in the determination of the projected benefit obligation is:

                                                                                   1995   1994
                                                                                   ----   ----
Discount rate....................................................................  8.0 %  8.0 %
Rate of increases in compensation level..........................................  6.0    6.0
Expected long-term rate of return on assets......................................  8.0    8.0

     The assets of the Company-sponsored plans are invested primarily in equities and bonds.

POST-RETIREMENT BENEFITS OTHER THAN PENSIONS

     The Company currently provides post-retirement health care and life insurance benefits to most Canadian retirees. In general, employees who retire after attaining age 60 with five years of service are eligible for continued health care and life insurance coverage. Dependent health care and life insurance coverage are also available. Most retirees contribute toward the cost of health care coverage, with the contributions generally varying based on service. The Company accrues the expected cost of providing post-retirement benefits during the years an employee renders service.

     Net periodic post-retirement benefit cost includes the following components:

                                                                                   1995   1994
                                                                                   ----   ----
Service cost -- benefits earned during the year..................................  $ 1    $ 1
Interest cost on accumulated post-retirement benefit obligation..................   40     41
                                                                                    --     --
Net periodic post-retirement benefit cost........................................  $41    $42
                                                                                    ==     ==

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All dollar figures are in thousands of U.S. dollars unless otherwise indicated)

SEPTEMBER 30, 1995

     At present, there is no prefunding of the postretirement benefits recognized under FASB Statement No. 106. The following table presents the status of the plans reconciled with amounts recognized in the consolidated balance sheet for the Company's post-retirement benefits:

                                                                                  1995   1994
                                                                                  ----   ----
Accumulated post-retirement benefit obligation
Active plan participants........................................................   522    518
                                                                                  ----   ----
Post-retirement benefit liability recognized in the consolidated balance
  sheet.........................................................................   522    518
                                                                                  ====   ====

     For measurement purposes, the assumed weighted average annual rate of increase per capita cost of health care benefits is 12 percent for 1995 and assumed to decrease one percent per year to 7 percent in the year 2000 and remain constant thereafter. The weighted average discount rate used in determining the accumulated post-retirement benefit obligation was 8 percent at September 30, 1995. The rate of increase on compensation levels assumed was 6 percent.

OTHERS

     The Company contributes to defined contribution plans for eligible Canadian employees in its Steen subsidiary. Company contributions to the plan were $186 in 1995.

10. RELATED PARTY TRANSACTIONS

     In 1995 the Company advanced $994 to a shareholder, Group Fidutech International Inc. Of this amount $577 was repaid during the year. The balance of $417 is non-interest bearing and has no fixed repayment terms and was repaid in December 1995. In 1994 the Company advanced $1,734 to a shareholder, Fidutech Technologies Ltd and its affiliates. Of this amount, $1,155 was assumed by the acquired of Edinov as of July 1, 1994, [note 3V]. The balance of $781 is non-interest bearing and has no fixed repayment terms. In December 1995, Fidutech Technologies Ltd. repaid $84 of this balance.

     The amount due from an officer of $565, outstanding as at September 30, 1994 was repaid in January 1995.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All dollar figures are in thousands of U.S. dollars unless otherwise indicated)

SEPTEMBER 30, 1995

11. STOCKHOLDERS' EQUITY

1995

     In December, 1994, the Company sold to Groupe Fidutech International, Inc. ("GFI") Cdn. $2,700 of Class A Preferred Shares of Dominion Bridge Inc. which it held. Subsequently, pursuant to the terms of the Class A Preferred Shares, GFI converted the Cdn. $2,700 of Class A Preferred Shares into 450,000 shares of common stock of the Company. GFI is owned by certain officers and directors of the Company. During the year the Company issued an additional 193,200 shares of its common stock at a price of $4.43 per share upon conversion of Class A Preferred Shares of Dominion Bridge Inc., in accordance with the terms of the Preferred Shares. These conversion transactions of Dominion Bridge Inc. Class A Preferred Shares provided total proceeds of $2,849.

     In December 1994, the Company issued 409,207 shares of its common stock at a price of $2.81 per share upon conversion of preferred shares of Unimetric Corporation in accordance with the terms of the preferred shares for total consideration of $1,150.

     During the year the Company issued 262,363 shares of its common stock to Fidutech Technologies Inc. a company owned by an officer of the Company and 22,500 shares to an individual at a price of $2.60 upon exercise of warrants granted in connection with the September 30, 1993 private placement for aggregate proceeds of $741.

     During the year the Company issued 45,000 shares of its common stock to various parties for services rendered aggregating $170. The amount has been included in selling, general and administrative expenses for the year ended September 30, 1995.

     During the year the Company issued 90,000 shares of its common stock for services rendered by underwriters and directors in May 1993.

     On February 2, 1995 the Company issued 10,000 shares of its common stock at a price of $1.68 upon exercise of warrants issued on September 30, 1993.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All dollar figures are in thousands of U.S. dollars unless otherwise indicated)

SEPTEMBER 30, 1995

1994

     On March 31, 1994, the Company issued 3,354,346 shares of its common stock at a price of $3.25 per share, aggregating $10,901 and warrants to purchase 3,354,346 common shares at a price of $3.75 per share; these warrants were exercised in July 1994, for proceeds aggregating $12,579. The Company issued to an underwriter 200,000 warrants to purchase an equivalent number of common shares at a price of $4.00 per share until January 31, 1999. The Company also issued 330,000 shares of its common stock and 200,000 warrants to purchase 100,000 common shares at a price of $3.25 per share until March 31, 1995 and 100,000 common shares at a price of $3.75 and $4.00 per share if exercised before March 31, 1995 and March 31, 1996 respectively, to two individuals for services rendered in connection with the private placement.

     On March 31, 1994, the Company issued 88,968 shares of its common stock at a price of $2.81 per share, aggregating $250, as part of the consideration for the purchase of 70% of the outstanding shares of Unimetric Corporation common stock. On March 1, 1994, the Company issued 140,866 shares of its common stock at a price of $0.47 per share pursuant to a convertible debenture issued to an officer for aggregate proceeds of $66.

     In 1994, the Company issued 295,000 shares of its common stock for services rendered by underwriters and directors in connection with stock issuance for funds raised in 1993.

     In 1994, the Company issued 42,500 of its common stock upon exercise of options granted to underwriters and advisers for aggregate proceeds of $102.

     In 1994, the Company issued 237,360 shares of its common stock at a price of $2.60 per share upon exercise of warrants granted in connection with the September 30, 1993 private placement for aggregate proceeds of $616.

1993

     On September 30, 1993, the company issued to Fidutech Technologies, Inc. 1,044,445 shares of its common stock at a price of $2.25 per share, aggregating $2,350. The Company received $465 in cash and the balance has been reflected in stockholders' equity in the accompanying consolidated balance sheets as a subscription receivable amounting to $1,885.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All dollar figures are in thousands of U.S. dollars unless otherwise indicated)

SEPTEMBER 30, 1995

INCENTIVE PLAN

     During the year, the shareholders of the Company authorized the issuance of options to purchase 800,000 shares of Common Stock to the two executive officers of the Company and 535,000 shares of Common stock to the non-executive officers and key employees of the Company exercisable over a three year period at a price of $4.125 per share pursuant to the 1995 Stock Option Plan.

     Transactions involving options are summarized as follows:

                                                                        OPTION PRICE
                                                                          PER SHARE      AGGREGATE
                                                             SHARES    ---------------   ---------
                                                            --------
                                                            #
Outstanding September 30, 1993............................   130,125   $  .59 to $1.68    $   216
Granted...................................................   300,000              2.68        804
Cancelled.................................................   120,000      .59 to  1.68        201
Exercised.................................................    10,125      .59 to  1.68         15
                                                            ---------  ---------------     ------
Outstanding September 30, 1994............................   300,000              2.68        804
Granted...................................................  1,535,000            4.125      6,332
Exercised.................................................     --            --             --
Cancelled.................................................     --            --             --
                                                            ---------  ---------------     ------
Outstanding September 30, 1995............................  1,835,000  $2.68 to $4.125    $ 7,136
                                                            =========  ===============     ======

     As at September 30, 1995, all options outstanding are exercisable. The options granted in 1994 were due to expire on November 19, 1995 but were extended to November 19, 1996.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All dollar figures are in thousands of U.S. dollars unless otherwise indicated)

SEPTEMBER 30, 1995

12. COMMITMENTS AND CONTINGENCIES

     The Company's Canadian subsidiary, DB, periodically enters into forward exchange contracts to hedge specific anticipated foreign currency inflows. It does not engage in speculation. The foreign exchange contracts do not subject the Company to operating risk due to exchange rate movements because gains and losses on these contracts offset losses and gains on the transactions being hedged. As at September 30, 1995 and 1994, the Company had approximately NIL and $5,040 of foreign exchange contracts outstanding, hedging specific transactions. The forward exchange contracts generally have maturities which do not exceed one year and exchange rates are agreed to at the inception of the contracts. No significant gains or losses are deferred in the consolidated balance sheet.

     The Company leases office and warehouse space under noncancelable operating leases. Future minimum lease payments under all noncancelable leases for the years subsequent to September 30, 1995 consist of the following:

1996..............................................................................    $1,035
1997..............................................................................       534
1998..............................................................................       364
1999..............................................................................       292
2000..............................................................................       270
Subsequent to 2000................................................................       203

     Total rent expense for all operating leases amounted to $976 and $834 for the years ended September 30, 1995 and 1994, respectively.

     A number of claims and lawsuits seeking unspecified damages and other relief are pending against the Company. It is impossible at this time for the Company to predict with any certainty the outcome of such litigation. However, management is of the opinion, based upon information presently available, that it is unlikely that any liability, to the extent not provided for through insurance or otherwise, would be material in relation to the Company's consolidated financial position.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All dollar figures are in thousands of U.S. dollars unless otherwise indicated)

SEPTEMBER 30, 1995

     During the year, the Company submitted a Claim Notification Letter to a customer and issued invoices to another customer against which a cash advance $2,100 was applied. These amounts were originated with a view to recovering substantial cost increases pertaining to the design manufacture and delivery of major infrastructure assets. The Company believes that its costs and expenses claimed are justified and has obtained a third party analysis as to the reasonability of its claim to the first customer. It has also received acknowledgment of the invoices issued to the second customer. The value of these claims has been recognized in sales in the amount of $3,672. While management believes that the favorable outcome of these claims is probable, their resolution will involve further negotiation with the clients, or arbitration, and the ultimate realization may vary from the current estimates.

     Effective July 4, 1994 the Company agreed to acquire 75% of the common shares of Stelco Fasteners Limited ("Fasteners"), a manufacturer of fasteners for the automotive industry from Stelco Inc. ("Stelco") for a purchase consideration of Cdn. $2,000 in cash. Officers of the Company obtained operating and management control of Fasteners on that date. The shares and consideration were lodged with a trustee.

     The acquisition agreement provided that the Company could propose certain adjustments to the interest retained by Stelco while Cedar completed its reorganization of the affairs of Fasteners. Negotiations on these adjustments, which were agreed to by representatives of Stelco, continued to December 14, 1994.

     On December 15, 1994, the Company agreed to all outstanding issues and tendered the signed ancillary documents, a payment of Cdn. $2,000 and a Cdn. $1,000 loan to Fasteners. Stelco refused to accept the tender.

     On December 17, 1994 the Company obtained a Court Order requiring both Stelco and the Company to remove themselves from operating control of Fasteners. The Order expired January 5, 1995 at which time Stelco asserted operating control of Fasteners. The Company maintains that it is the rightful owner of 75% of the common shares of Fasteners.

     In light of these events, the Company adopted a conservative approach and has not consolidated financial results of Fasteners.

     The Company commenced an action against Stelco on December 20, 1994 to obtain a declaration that the Company is the rightful owner of 75% of the common shares of Fasteners and for damages and is presently pursuing this action. The Company is not presently in any position to predict the conclusion of this pending litigation.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All dollar figures are in thousands of U.S. dollars unless otherwise indicated)

SEPTEMBER 30, 1995

13. CONCENTRATION OF CREDIT RISK Concentrations of credit risk with respect to trade receivables are limited due to the large number of customers comprising the Company's customer base and their dispersion across many different industries. The Company does not require collateral from its customers. As at September 30, 1995 and 1994, the Company had no significant concentrations of credit risk.

14. BUSINESS SEGMENTS

     The Company operates in the following industry segments:

     Construction Products and Services -- Design, engineering and construction of large industrial and commercial structures and construction services.

     Fasteners -- Design and manufacturing of specialty fasteners targeted at the aerospace industry and distribution of imported fasteners for industry.

INDUSTRY SEGMENTS

                                                    CONSTRUCTION
                                                      PRODUCTS                     DIVESTED
                                                    AND SERVICES     FASTENERS    BUSINESSES     TOTAL
                                                    -------------    ---------    ----------    --------
1995
Assets(1)........................................     $  79,400       $  5,503     $ --         $ 84,903
                                                     ==========        =======     ========     ========
Sales............................................       150,996          4,754       --          155,750
                                                     ==========        =======     ========     ========
Segment operating income.........................         3,246         (1,316)      --            1,930
Corporate expenses...............................                                                 (1,020)
Interest -- net..................................                                                   (406)
Other income.....................................                                                  1,236
Income from operations of joint venture..........                                                  2,165
Income tax provision.............................                                                 (1,693)
Minority interest -- common stock................                                                   (122)
Minority interest -- dividends...................                                                    (70)
                                                    -------------    ---------    ----------    --------
Net income.......................................                                                  2,020
                                                    -------------    ---------    ----------    --------
Capital expenditures.............................           244              8       --              252
                                                    -------------    ---------    ----------    --------
Depreciation and amortization....................         2,687            378       --            3,065
                                                     ==========        =======     ========     ========

- ---------------

(1) Assets exclude $11,496 and $14,038 of corporate amounts in 1995 and 1994 respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All dollar figures are in thousands of U.S. dollars unless otherwise indicated)

SEPTEMBER 30, 1995

Industry Segments (continued)

                                                     CONSTRUCTION
                                                       PRODUCTS                     DIVESTED
                                                     AND SERVICES     FASTENERS    BUSINESSES     TOTAL
                                                     -------------    ---------    ----------    -------
1994
Assets(1).........................................      $52,990        $ 5,150       $--         $58,140
                                                        =======         ======       ======      =======
Sales.............................................       58,181          4,842        4,936       67,959
                                                        =======         ======       ======      =======
Segment operating income..........................          860           (574)         380          666
Corporate expenses................................                                                  (109)
Interest -- net...................................                                                  (341)
Other income......................................                                                   767
Income tax provision..............................                                                  (300)
Minority interest -- common stock.................                                                   (19)
Minority interest -- dividends....................                                                  (248)
                                                        -------         ------       ------      -------
Net income........................................                                                   416
                                                        =======         ======       ======      =======
Capital expenditures..............................       --                 94        --              94
                                                        =======         ======       ======      =======
Depreciation and amortization.....................        1,695            333           96        2,224
                                                        =======         ======       ======      =======

GEOGRAPHIC SEGMENTS

                                                      UNITED                  DIVESTED
                                                      STATES      CANADA     BUSINESSES     TOTAL
                                                      -------    --------    ----------    --------
1995
Assets(1)..........................................   $ 5,503    $ 79,400      $--         $ 84,903
                                                      =======    ========      ======      ========
Sales..............................................     4,754     150,996       --          155,750
                                                      =======    ========      ======      ========
Segment operating income...........................    (1,316)      3,246       --            1,930
                                                      =======    ========      ======      ========
1994
Assets(1)..........................................     5,150      52,990       --           58,140
                                                      =======    ========      ======      ========
Sales..............................................     4,842      58,181       4,936        67,959
                                                      =======    ========      ======      ========
Segment operating income...........................      (574)        860         380           666
                                                      =======    ========      ======      ========

- ---------------

(1) Assets exclude $11,496 and $14,038 of corporate amounts in 1995 and 1994 respectively.

            MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

     The Company's Common Stock is traded on the over-the-counter market and is included for quotation on the National Market System of the National Association of Securities Dealers, Inc. Automated Quotation System ("NASDAQ"). Since November 4, 1993, the Company's Common Stock has also traded on the Vancouver Stock Exchange. The following table sets forth certain information with respect to the high and low market prices of Cedar Group, Inc.'s Common Stock during fiscal 1994 (October 1, 1993 to September 30, 1994) and fiscal 1995 (October 1, 1994 to September 30, 1995).

                                 HIGH     LOW
                                 ----     ---
FISCAL 1994
First Quarter................      3      2 1/2
Second Quarter...............    4 5/8     2
Third Quarter................    5 7/8    3 1/2
Fourth Quarter...............    7 3/4    5 1/8

                                 HIGH     LOW
                                 ----     ---
FISCAL 1995
First Quarter................    8 5/32   5 3/4
Second Quarter...............    6 3/8    3 5/8
Third Quarter................    5 3/4    3 5/8
Fourth Quarter...............    6 1/2    3 7/8


[BAR CHART SHOWING SALES FOR THE YEARS 1993 TO 1995]

[BAR CHART SHOWING NET INCOME FOR THE YEARS 1993 TO 1995]

     The Company's Common Stock was traded through the OTC electronic bulletin board until March 14, 1994, when the Common Stock began trading on NASDAQ's Small-Cap Market. On September 1, 1994, the Company's Common Stock was listed on NASDAQ's National Market System.

     The high and low prices for the Company's Common Stock are rounded to the nearest 1/3. Such prices are inter-dealer prices without retail mark-ups or commissions and may not represent actual transactions.

HOLDERS

     As of December 20, 1995, the approximate number of holders of record of the Company's Common Stock was 446. The Company believes the number of beneficial owners of the Common Stock exceeds 1,100.

DIVIDENDS

     The Company has not paid any cash dividends to date and does not anticipate or contemplate paying cash dividends in the foreseeable future. It is the present intention of management to utilize all available funds for working capital.

                  CEDAR GROUP, INC.                                         CORPORATE INFORMATION
BOARD OF DIRECTORS                                          CANADIAN SUBSIDIARIES
MICHEL L. MARENGERE (1)                                     DOMINION BRIDGE, INC.
CHAIRMAN OF THE BOARD AND CHIEF EXECUTIVE OFFICER           500 NOTRE DAME STREET
CEDAR GROUP, INC.                                           LACHINE, QUEBEC H8S 2B2

RENE AMYOT (1)                                              STEEN CONTRACTORS LTD.
DIRECTOR                                                    37 DUFFLAW ROAD
LAWYER                                                      TORONTO, ONTARIO N6A 2W2

MICHELINE PRUD'HOMME                                        AUSTRALIAN SUBSIDIARY
DIRECTOR                                                    McCONNELL DOWELL CORPORATION LTD.
VICE PRESIDENT, COMMUNICATIONS                              McCONNELL DOWELL HOUSE
                                                            LEVEL 4, 627 CHAPEL STREET
LOUIS BERLINGUET                                            SOUTH YARRA, MELBOURNE, VICTORIA 3141
DIRECTOR                                                    AUSTRALIA

REYNALD LEMIEUX (1)                                         SHAREHOLDER INFORMATION
DIRECTOR
PRESIDENT                                                   CEDAR GROUP, INC.
PLACEMENTS R.N.S. INC.                                      INVESTOR RELATIONS
                                                            500 NOTRE DAME STREET
THE HONORABLE MARC LALONDE, CP., CR.                        LACHINE, QUEBEC H8S 2B2
DIRECTOR                                                    TEL.: (514) 634-3550
LAWYER                                                      FAX: (514) 636-6247
STIKEMAN, ELLIOTT                                           STRATEGIC GROWTH INTERNATIONAL INC.
(1) MEMBERS OF THE AUDIT COMMITTEE                          CONTACT: STAN ALTSCHULER / RICHARD COOPER
                                                            111 GREAT NECK RD., SUITE 606
OFFICERS                                                    GREAT NECK, N.Y. 11021
                                                            TEL.: (516) 829-7111
MICHEL L. MARENGERE                                         FAX: (516) 829-8319
CHAIRMAN CHIEF EXECUTIVE OFFICER
                                                            TRANSFER AGENT AND REGISTRAR
NICOLAS MATOSSIAN                                           PACIFIC CORPORATE TRUST COMPANY
PRESIDENT AND CHIEF OPERATING OFFICER                       SUITE 830-625 HOWE STREET
                                                            VANCOUVER, B.C.
CHRIS THEODOROPOULOS                                        V6C 3B8
VICE PRESIDENT AND GENERAL COUNSEL                          CONTINENTAL STOCK TRANSFER
                                                            AND TRUST COMPANY
J. ARTHUR GELINAS                                           2 BROADWAY
VICE PRESIDENT, CORPORATE SERVICES                          NEW YORK, NEW YORK 10004

ROBERT CHARTIER                                             AUDITORS
VICE PRESIDENT, CORPORATE COMPTROLLER
                                                            ERNST & YOUNG
JACQUES R. DELORME                                          1 PLACE VILLE MARIE
VICE PRESIDENT, MARKETING                                   SUITE 2400
                                                            MONTREAL, QUEBEC H3B 3M8
VITOLD JORDAN
VICE PRESIDENT, CEDAR GROUP, INC.
PRESIDENT, CEDAR TECHNOLOGY                                 LEGAL COUNSEL

STEINAR KNAI                                                BUCHANAN INGERSOLL PROFESSIONAL CORPORATION
VICE PRESIDENT, CORPORATE DEVELOPMENT                       TWO LOGAN SQUARE 12TH FLOOR
                                                            PHILADELPHIA, PA 19103-6933
PIERRE SIMARD                                               SMITH, LYONS, TORRANCE, STEVENSON & MAYER
PRESIDENT, CEDAR CAPITAL                                    WORLD TRADE CENTRE
                                                            550-999 CANADA PLACE
EXECUTIVE HEADQUARTERS                                      VANCOUVER, B.C.
                                                            V6C 3C8
CEDAR GROUP, INC.
500 NOTRE DAME STREET                                       ANNUAL MEETING
LACHINE, QUEBEC H8S 2B2
TEL.: (514) 634-3550                                        THE ANNUAL MEETING OF SHAREHOLDERS WILL BE HELD AT THE
FAX: (514) 636-6247                                         RITZ CARLTON HOTEL, 1228 RUE SHERBROOKE OUEST,
                                                            MONTREAL, QUEBEC, ON WEDNESDAY, MAY 15, 1996, AT 11:00
U.S.A. SUBSIDIARIES                                         O'CLOCK A.M.

BANYON FASTENER CORP.                                       SHARE LISTING
4851 HOMESTEAD AVENUE
SUITE 120                                                   COMMON SHARES ARE TRADED ON NASDAQ, SYMBOL CGMV, AND
HOUSTON, TEXAS 77028                                        ON THE VANCOUVER STOCK EXCHANGE SYMBOL CGM.U
                                                            FORM 10-K
M.S.W. INTERNATIONAL, INC.                                  COPIES OF THE CORPORATION'S FORM 10-K REPORT TO THE
2010 PRATT BLVD.                                            SECURITIES AND EXCHANGE COMMISSION MAY BE OBTAINED
ELK GROVE VILLAGE                                           FROM CEDAR GROUP'S INVESTOR RELATIONS DEPARTMENT.
ILLINOIS 6007

UNIMETRIC CORP.
5 TRIPPS LANE
EAST PROVIDENCE
RHODE ISLAND 02916
